MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

March 6, 2012

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

March 6, 2012 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced the appointment by the Company’s Board of Directors of Mr. Tim Baker as an Independent Non-Executive Director and the retirement of Mr. Anthony Petrina from the Company’s Board.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces the appointment by the Company’s Board of Directors of Mr. Tim Baker as an Independent Non-Executive Director and the retirement of Mr. Anthony Petrina from the Company’s Board.

Mr. Petrina has been an integral member of the Company’s Board of Directors since 1996. With exceptional leadership talent, backed by his technical expertise and extensive experience in the mining industry, Tony consistently and unreservedly provided the Company with perceptive advice and thoughtful opinion.

Mr. Baker is a geologist with extensive operational and production experience at mines located in Latin America and worldwide. Tim is a director of several mining companies including Eldorado Gold Corp., Augusta Resource Corporation and Antofagasta Plc. He was previously Executive Vice-President and Chief Operating Officer at Kinross Gold Corporation, prior to which he was Executive General Manager of Placer Dome Chile.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

March 6, 2012